

05044927

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51330 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

| Hamden, | CT | 06518 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Cooper, President — 203-248-1972
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCaprio, Fazzuoli & D'Agostino, PC
(Name – *if individual, state last, first, middle name*)

| 500 East Main Street | Branford | CT | 06405 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Lawrence S. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

LINDA M. KISSH
*NOTARY PUBLIC*
MY COMMISSION EXPIRES APR. 30, 2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

HAMDEN, CONNECTICUT

SEPTEMBER 30, 2005 AND 2004


SEC MAIL
PROCESSING
RECEIVED
NOV 2 2 2005
WASH., D.C.
185
SECTION

TABLE OF CONTENTS



DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

**DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
CFS Securities, Inc.

We have audited the accompanying statement of financial condition of CFS Securities, Inc. as of September 30, 2005 and 2004, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFS Securities, Inc. at September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeCaprio, Fazzuoli & D'Agostino, P.C.

Branford, Connecticut
November 17, 2005

CFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| ASSETS | | |
| Current Assets: | | |
| Cash | $ 10,231.54 | $ 19,436.22 |
| Cash - Money Market | 5,146.95 | 7,284.19 |
| Commissions Receivable - Allowable | 37,073.42 | 23,320.99 |
| - Unallowable | 50,343.43 | 46,041.70 |
| Prepaid Expenses | 6,717.68 | 10,500.37 |
| Total Current Assets | 109,513.02 | 106,583.47 |
| Fixed Assets | | |
| Equipment | 41,214.68 | 36,643.86 |
| Vehicle | 28,085.70 | 28,085.70 |
| Total | 69,300.38 | 64,729.56 |
| Accumulated Depreciation | 59,989.87 | 46,605.79 |
| Net Book Value | 9,310.51 | 18,123.77 |
| Other Assets: | | |
| Investment | 108,090.00 | 26,730.00 |
| Deferred Lease Payments | 2,421.07 | - |
| Total Other Assets | 110,511.07 | 26,730.00 |
| Total Assets | $ 229,334.60 | $ 151,437.24 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current Liabilities: | | |
| Accounts Payable | $ 16,146.46 | $ 8,883.03 |
| Accrued Taxes and Expenses | 42,864.08 | 32,186.25 |
| Total Current Liabilities | 59,010.54 | 41,069.28 |
| Deferred Taxes | 1,449.00 | 3,156.00 |
| Total Liabilities | 60,459.54 | 44,225.28 |
| Stockholders' Equity: | | |
| Common Stock - No Par Value; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding | 10,000.00 | 10,000.00 |
| Retained Earnings | 125,168.01 | 104,364.91 |
| Accumulated Other Comprehensive Income - Net Unrealized Gains (Losses) on Investments | 33,707.05 | ( 7,152.95) |
| Total Stockholders' Equity | 168,875.06 | 107,211.96 |
| Total Liabilities and Stockholders' Equity | $ 229,334.60 | $ 151,437.24 |

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| Revenue: | | |
| Commissions | $ 412,461.97 | $ 355,990.84 |
| Administrative Fees | 211,194.32 | 156,033.10 |
| Interest Income | 987.16 | 141.09 |
| Total Revenue | 624,643.45 | 512,165.03 |
| Expenses: | | |
| Officers' Salaries | 280,228.51 | 202,342.79 |
| Salaries | 79,234.52 | 58,951.36 |
| Insurance | 21,488.08 | 27,580.08 |
| Licenses | 7,344.00 | 4,450.90 |
| Retirement Plan | 32,301.60 | 37,028.36 |
| Bank Charges | 297.83 | 394.00 |
| Advertising | 50.00 | 210.00 |
| Office Expense | 50,493.80 | 49,814.16 |
| Professional Fees | 33,947.30 | 45,625.00 |
| Amortization | 78.74 | 1,193.01 |
| Dues and Subscriptions | 3,004.18 | 4,081.63 |
| Postage | 119.59 | 613.05 |
| Rent | 16,800.00 | 16,800.00 |
| Meals and Entertainment | 8,856.22 | 7,452.00 |
| Repairs and Maintenance | 2,436.32 | 1,406.53 |
| Miscellaneous | 167.85 | 135.01 |
| Other Taxes | 1,122.08 | 1,157.36 |
| Payroll Taxes | 15,931.23 | 13,276.49 |
| Sales Promotion | 5,635.43 | 5,686.21 |
| Depreciation | 13,384.08 | 14,565.32 |
| Staff Development | 6,262.79 | 1,703.96 |
| Auto Expense | 6,072.62 | 3,129.33 |
| Telephone | 273.64 | 804.41 |
| Travel | 2,081.83 | 2,618.03 |
| Group Insurance | 5,757.70 | 2,001.59 |
| Commissions | 8,578.41 | 4,363.01 |
| Total Expenses | 601,948.35 | 507,383.59 |
| Income Before Taxes and Other Items | 22,695.10 | 4,781.44 |
| Other Items: | | |
| Loss on Expiration of Warrants | - | ( 9,225.00) |
| Total Other Items | - | ( 9,225.00) |
| State Corporate Income Tax | 1,074.00 | - |
| Federal Corporate Income Taxes | 818.00 | 252.00 |
| Total Corporate Income Taxes | 1,892.00 | 252.00 |
| Net Income (Loss) | 20,803.10 | ( 4,695.56) |
| Retained Earnings - Beginning | 104,364.91 | 109,060.47 |
| Retained Earnings - Ending | $ 125,168.01 | $ 104,364.91 |

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| Net Income (Loss) | $ 20,803.10 | $( 4,695.56) |
| Net Unrealized Gain (Loss) on Investment | 40,860.00 | ( 1,380.00) |
| Comprehensive Income (Loss) | $ 61,663.10 | $( 6,075.56) |

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

# CFS SECURITIES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net Income (Loss) | $ 20,803.10 | $( 4,695.56) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities: | | |
| Depreciation | 13,384.08 | 14,565.32 |
| Amortization | 78.74 | 1,193.01 |
| Deferred Taxes | ( 1,707.00) | ( 794.00) |
| Deferred Tax Benefit | - | 600.00 |
| Loss on Expiration of Warrants | - | 9,225.00 |
| (Increase) Decrease in: | | |
| Accounts Receivable | ( 18,054.16) | ( 12,115.18) |
| Prepaid Expenses | 1,282.88 | 8,684.36 |
| Increase (Decrease) in: | | |
| Accounts Payable | 7,263.43 | 290.12 |
| Accrued Taxes and Expenses | 10,677.83 | 32,130.25 |
| Net Cash Provided by Operating Activities | 33,728.90 | 49,083.32 |
| Cash Flows From Investing Activities: | | |
| Purchase of Marketable Securities | ( 40,500.00) | - |
| Acquisition of Equipment | ( 4,570.82) | ( 5,034.60) |
| Net Cash Flows (Used) by Investing Activities | ( 45,070.82) | ( 5,034.60) |
| Cash Flows From Financing Activities: | | |
| Subordinated Officer's Loan | - | ( 35,000.00) |
| Net Cash (Used) by Financing Activities | - | ( 35,000.00) |
| Net Increase (Decrease) in Cash and Cash Equivalents | ( 11,341.92) | 9,048.72 |
| Cash and Cash Equivalents - Beginning | 26,720.41 | 17,671.69 |
| Cash and Cash Equivalents - Ending | $ 15,378.49 | $ 26,720.41 |
| Supplemental Disclosure: | | |
| Income Taxes Paid | $ - | $ 1,250.00 |

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

# CFS SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| Common Stock | $ 10,000.00 | $ 10,000.00 |
| Retained Earnings - Beginning of Year | 104,364.91 | 109,060.47 |
| Net Income (Loss) | 20,803.10 | ( 4,695.56) |
| Retained Earnings - End of Year | 125,168.01 | 104,364.91 |
| Accumulated Other Comprehensive Income<br>Net Unrealized Losses on Investment - Beginning of Year | ( 7,152.95) | ( 5,772.95) |
| Unrealized Gain (Loss) for the Year | 40,860.00 | ( 1,380.00) |
| Net Unrealized Gain (Losses) on Investment - End of Year | 33,707.05 | ( 7,152.95) |
| Stockholders' Equity | $ 168,875.06 | $ 107,211.96 |

See accompanying notes to financial statements.

CFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

NOTE 1 - Nature of Organization

CFS Securities, Inc. is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of National Association of Dealers (NASD). While the corporation receives fees and commissions from various sources, the fees are solely generated by Cooper Financial Services, Inc.

NOTE 2 - Significant Accounting Policies

The accounting policies which affect elements of the financial statements are summarized below. These policies have been consistently applied during the year.

A. The company uses the accrual method of accounting for financial statement purposes and the cash method of accounting for income tax purposes.

B. Fixed assets are recorded at cost.

C. Fixed assets are being depreciated over their estimated useful lives on the straight-line method.

D. Cash and cash equivalents include investments in liquid time accounts purchased with a maturity of three months or less.

E. Available-for-sale securities are shown at fair market value.

F. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income as detailed in Note 6 for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized.

G. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

H. Advertising costs are deducted in the year incurred.

NOTE 3 - Commissions Receivable

Commissions receivable are segregated into allowable and unallowable. In accordance with NASD requirements allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commission in excess of 30 days old.

NOTE 4 - Leases

The Corporation sublets space from Cooper Financial Services, Inc. at $1,400 per month on a month-to-month basis. During the year the Corporation leased a 2005 Audi A6 for 36 months. The lease payments are $540 per month.

NOTE 5 - Accrued Taxes and Expenses

Accrued taxes and expenses consist of the following:

| | 2005 | 2004 |
|---|---|---|
| Accrued Retirement Plan Contribution | $ 29,684.11 | $ 32,186.25 |
| Accrued Payroll Taxes and Expenses | 13,179.97 | - |
| | $ 42,864.08 | $ 32,186.25 |

NOTE 6 - Income Taxes

The Corporation prepares its income tax return on the cash basis of accounting. This method does not take into consideration accounts receivable, accounts payable or other accruals. The different methods used on the tax return for depreciation has also resulted in timing differences between the tax return and financial statements. Deferred taxes were $3,156.00 for 2004 and $1,449.00 for 2005. The tax liabilities for the years 2005 and 2004 are $3,369 and $548 respectively.

NOTE 7 - Related Parties

Mr. Lawrence Cooper, the sole owner of the Corporation, also owns a 50% interest in Cooper Financial Services, Inc. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental payment is $16,800. The Corporation, having common ownership with Cooper Financial Services, Inc., is also covered under the Cooper Financial Services, Inc. retirement plan and casualty and liability insurance policies.

NOTE 8 - Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

NOTE 9 - Economic Dependency

As described in Note 1, the Corporation relies on Cooper Financial Services, Inc. as their lone source of commission income. As a broker dealer the Corporation receives from various sources fees on investments made by the clients of Cooper Financial Services.

NOTE 10 - Investments

Investments consists of the following:

| Available-for-Sale Securities (At Fair Market Value): | |
|---|---|
| 2700 Warrants - NASDAQ Stock, Inc. | $ 9,225 |
| 3900 Shares - NASDAQ Stock, Inc. | 98,865 |
| Total | $ 108,090 |

The available-for-sale securities listed above have a cost basis of $74,382.95. The net holding gain of $33,707.05 is included in the equity section of the balance sheet.

The Corporation, under the warrants, have one more option to exercise for the acquisition of 2700 shares on June 27, 2006 for $16 per share.

NOTE 11 - Retirement Plan

The Corporation established a 401(k) profit sharing plan on April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the enhanced matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing.

NOTE 12 - Exemptions

As part of SEC reporting requirements, the company is required to include a statement of changes in liabilities subordinated to claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information.

NOTE 13 - Prepaid Expenses

Prepaid expenses consists of the following:

| | 2005 | 2004 |
|---|---|---|
| Prepaid Insurance | $ 4,888 | $ 6,594 |
| Prepaid Federal Income Taxes | - | 554 |
| Prepaid Payroll Taxes | - | 2,353 |
| Prepaid Lease Payments | 1,830 | - |
| Prepaid 401(k) Contribution | - | 999 |
| | $ 6,718 | $ 10,500 |

NOTE 14 - Contingencies

The Corporation maintains a line of credit with Bank of America in the amount of $10,000. At year end the Corporation did not have any outstanding balance due.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

# SUPPLEMENTAL INFORMATION

CFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2005 AND 2004

SCHEDULE I

| | 2005 | 2004 |
|---|---|---|
| Total Assets | $ 229,334.60 | $ 151,437.24 |
| Less: Total Liabilities | 60,459.54 | 44,225.28 |
| Net Worth | 168,875.06 | 107,211.96 |
| Less: Non-Allowable Assets | | |
| Prepaid and Deferred Expenses | $ 9,138.75 | 10,500.37 |
| Fixed Assets | 9,310.51 | 18,123.77 |
| Commissions Receivable - Unallowable | 50,343.43 | 46,041.70 |
| Total | 68,792.69 | 74,665.84 |
| Add: Exclusion From Aggregate Indebtedness | | |
| Deferred Taxes | 1,449.00 | 3,156.00 |
| Total | 1,449.00 | 3,156.00 |
| Tentative Net Capital | 101,531.37 | 35,702.12 |
| Less Adjustments (Discount on Money Market Account) | ( 102.94) | ( 145.68) |
| (Discount on Securities) | ( 16,213.50) | ( 4,009.50) |
| Net Capital | $ 85,214.93 | $ 31,546.94 |

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

# CFS SECURITIES, INC.
# ASSETS DEEMED ALLOWABLE
# SEPTEMBER 30, 2005

SCHEDULE II

| | | |
|---|---|---|
| Cash - Checking | | $ 10,231.54 |
| Cash - Money Market | | 5,146.95 |
| Less 2% Disallowance | | ( 102.94) |
| Marketable Securities | | 108,090.00 |
| Less 15% Disallowance | | ( 16,213.50) |
| Accounts Receivable - Allowable | | |
| American Fund | $ 25,446.49 | |
| Oppenheimer Fund | 463.25 | |
| Alliance Bernstein | 371.90 | |
| Phoenix | 47.00 | |
| AIG SunAmerica | 790.29 | |
| Putnam | 344.91 | |
| Lincoln | 1,987.59 | |
| National Life | 134.33 | |
| Pioneer | 124.33 | |
| Sunlife of Canada | 42.57 | |
| Eaton Vance | 30.05 | |
| Pacific Life | 1,955.31 | |
| Fidelity | 9.93 | |
| Nationwide | 4,362.23 | |
| John Hancock | 734.86 | |
| Davis Investment | 214.65 | |
| Selig | 1.96 | |
| Nuveen | 11.77 | |
| Total | | 37,073.42 |
| Assets Deemed Allowable | | $144,225.47 |

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

# CFS SECURITIES, INC.
## RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
## SEPTEMBER 30, 2005

SCHEDULE III

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| ASSETS | | | |
| Current Assets: | | | |
| Cash | $ 10,231.54 | $ - | $ 10,231.54 |
| Cash - Money Market | 5,146.95 | - | 5,146.95 |
| Commissions Receivable - Allowable | 32,285.53 | 4,787.89 | 37,073.42 |
| - Unallowable | 50,343.43 | - | 50,343.43 |
| Prepaid Expenses | 9,692.75 | ( 2,975.07) | 6,717.68 |
| Total Current Assets | 107,700.20 | 1,812.82 | 109,513.02 |
| Fixed Assets | | | |
| Equipment | 41,214.68 | - | 41,214.68 |
| Vehicle | 28,085.70 | - | 28,085.70 |
| Total | 69,300.38 | - | 69,300.38 |
| Accumulated Depreciation | 59,989.87 | - | 59,989.87 |
| Net Book Value | 9,310.51 | - | 9,310.51 |
| Other Assets: | | | |
| Investment | 108,090.00 | - | 108,090.00 |
| Deferred Lease Payments | - | 2,421.07 | 2,421.07 |
| Total Other Assets | 108,090.00 | 2,421.07 | 110,511.07 |
| Total Assets | $ 225,100.71 | $ 4,233.89 | $ 229,334.60 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | |
| Current Liabilities: | | | |
| Accounts Payable | $ 16,146.46 | $ - | $ 16,146.46 |
| Accrued Taxes and Expenses | 43,418.08 | ( 554.00) | 42,864.08 |
| Total Current Liabilities | 59,564.54 | ( 554.00) | 59,010.54 |
| Deferred Taxes | 1,449.00 | - | 1,449.00 |
| Total Liabilities | 61,013.54 | ( 554.00) | 60,459.54 |
| Stockholders' Equity: | | | |
| Common Stock | 10,000.00 | - | 10,000.00 |
| Retained Earnings | 120,380.12 | 4,787.89 | 125,168.01 |
| Accumulated Other Comprehensive Income - Net Unrealized Losses on Investments | 33,707.05 | - | 33,707.05 |
| Total Stockholders' Equity | 164,087.17 | 4,787.89 | 168,875.06 |
| Total Liabilities and Stockholders' Equity | $ 225,100.71 | $ 4,233.89 | $ 229,334.60 |

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORT
AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

SCHEDULE III - Continued

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| Revenue: | | | |
| Commissions and Fees | $ 618,868.40 | $ 4,787.89 | $ 623,656.29 |
| Interest Income | 987.16 | - | 987.16 |
| Total Revenue | 619,855.56 | 4,787.89 | 624,643.45 |
| Expenses: | | | |
| Officers' Salaries | 280,228.51 | - | 280,228.51 |
| Salaries | 79,234.52 | - | 79,234.52 |
| Insurance | 21,488.08 | - | 21,488.08 |
| Licenses | 7,344.00 | - | 7,344.00 |
| Retirement Plan | 32,301.60 | - | 32,301.60 |
| Bank Charges | 297.83 | - | 297.83 |
| Advertising | 50.00 | - | 50.00 |
| Office Expense | 50,790.70 | ( 296.90) | 50,493.80 |
| Professional Fees | 33,947.30 | - | 33,947.30 |
| Amortization | 78.74 | - | 78.74 |
| Dues and Subscriptions | 2,946.68 | 57.50 | 3,004.18 |
| Postage | 63.23 | 56.36 | 119.59 |
| Rent | 16,800.00 | - | 16,800.00 |
| Meals and Entertainment | 9,544.59 | ( 688.37) | 8,856.22 |
| Repairs and Maintenance | 2,436.32 | - | 2,436.32 |
| Miscellaneous | 142.85 | 25.00 | 167.85 |
| Other Taxes | 1,122.08 | - | 1,122.08 |
| Payroll Taxes | 15,931.23 | - | 15,931.23 |
| Sales Promotion | 5,500.43 | 135.00 | 5,635.43 |
| Depreciation | 13,384.08 | - | 13,384.08 |
| Staff Development | 5,954.79 | 308.00 | 6,262.79 |
| Auto Expense | 6,237.12 | ( 164.50) | 6,072.62 |
| Telephone | ( 1.93) | 275.57 | 273.64 |
| Travel | 1,789.49 | 292.34 | 2,081.83 |
| Group Insurance | 5,757.70 | - | 5,757.70 |
| Commissions | 8,578.41 | - | 8,578.41 |
| Total Expenses | 601,948.35 | - | 601,948.35 |
| Income Before Taxes and Other Items | 17,907.21 | 4,787.89 | 22,695.10 |
| State Corporate Income Tax | 1,074.00 | - | 1,074.00 |
| Federal Corporate Income Taxes | 818.00 | - | 818.00 |
| Total Corporate Income Taxes | 1,892.00 | - | 1,892.00 |
| Net Income | 16,015.21 | 4,787.89 | 20,803.10 |
| Retained Earnings - Beginning | 104,364.91 | - | 104,364.91 |
| Retained Earnings - Ending | $ 120,380.12 | $ 4,787.89 | $ 125,168.01 |

See accompanying notes to financial statements.

DeCaprio, Fazzuoli & D'Agostino, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORT - NET CAPITAL AND AUDITED FINANCIAL STATEMENTS - NET CAPITAL
SEPTEMBER 30, 2005

SCHEDULE III - Continued

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| Total Assets | $ 225,100.71 | $ 4,233.89 | $ 229,334.60 |
| Less: Total Liabilities | 61,013.54 | ( 554.00) | 60,459.54 |
| Net Worth | 164,087.17 | 4,787.89 | 168,875.06 |
| Less: Non-Allowable Assets | | | |
| Prepaid and Deferred Expenses | 9,692.75 | ( 554.00) | $ 9,138.75 |
| Fixed Assets | 9,310.51 | - | 9,310.51 |
| Commissions Receivable - Unallowable | 50,343.43 | - | 50,343.43 |
| Total | 69,346.69 | ( 554.00) | 68,792.69 |
| Add: Exclusion From Aggregate Indebtedness | | | |
| Deferred Taxes | 1,449.00 | - | 1,449.00 |
| Total | 1,449.00 | - | 1,449.00 |
| Tentative Net Capital | 96,189.48 | 5,341.89 | 101,531.37 |
| Less Adjustments (Discount on Money Market Account) | ( 102.94) | - | ( 102.94) |
| (Discount on Securities) | ( 16,213.50) | - | ( 16,213.50) |
| Net Capital | $ 79,873.04 | $ 5,341.89 | $ 85,214.93 |

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, and to record additional commissions receivable.

See accompanying notes to financial statements.

# DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CFS Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of CFS Securities, Inc. for the years ended September 30, 2005 and 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeCaprio, Fazzuoli & D'Agostino, P.C.

Branford, Connecticut
November 17, 2005

DeCaprio, Fazzuoli & D'Agostino, P.C.